08015967

UNITED STATES OF AMERICA

BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-202 A/A

In the Matter of
The Hillman Company
330 Grant Street, Suite 1900
Pittsburgh, PA 15219

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTION 202(A)(11)(G) OF THE INVESTMENT ADVISERS ACT OF 1940 DECLARING THE APPLICANT TO BE A PERSON NOT WITHIN THE INTENT OF THE INVESTMENT ADVISERS ACT

RECEIVED
JUN 17 2008
The Division of Investment Management

PROCESSED
JUN 19 2008
THOMSON REUTERS

Please direct all communication regarding this Application to:

David F. Freeman, Jr., Esquire
Arnold & Porter, LLP
555 Twelfth Street, N.W.
Washington, D.C. 20004

with a copy to:

Russell W. Ayres, III, Esquire
Vice President and Associate General Counsel
The Hillman Company
330 Grant Street, Suite 1900
Pittsburgh, PA 15219

Dated June 16, 2008

I. INTRODUCTION

The Hillman Company (the "Company"), a Pennsylvania corporation, hereby submits this Second Amended and Restated Application ("Application") for an Order of the Securities and Exchange Commission ("Commission") under Section 202(a)(11)(G) of the Investment Advisers Act of 1940 ("Advisers Act") declaring each of it and any wholly-owned subsidiary of the Company, and each of the Company's and its wholly-owned subsidiaries' respective directors, officers and employees when acting within the scope of their capacities as such, to be a person not within the intent of the Advisers Act ("Order"). The Company's initial application was filed on June 30, 2005. The Company's First Amended Application was filed on February 28, 2008. The Company is a private investment company and operates a "family office" ("Family Office") that performs services exclusively for the members of the extended family consisting of the lineal descendants of the late J.H. Hillman, Jr. (including spouses, adopted children and step-children), and for foundations, trusts and other entities created by and owned for the benefit of that family. For the reasons set forth below, the Company believes that the Order requested is fully consistent with the purposes fairly intended by the policies and provisions of the Advisers Act.

II. BACKGROUND

All of the outstanding stock of the Company is owned directly by, or for the exclusive benefit of, the lineal descendants of J.H. Hillman, Jr., including spouses (including widows and widowers), adopted children and step-children[1] (collectively the "Family" and each individually a "Family Member"). The Company is a private investment company excluded by Sections 3(c)(1) and/or 3(c)(7) of the Investment Company Act of 1940 (the "Company Act") from the definition of "investment company" under the Company Act, that from time to time in the past was also outside the definition of "investment company" in Section 3(a) of the Company Act as a result of the nature of its assets and activities. The Company invests as principal and owns, directly and through subsidiary companies, a variety of investments. The Company has its own operations, staff and board of directors.

Currently, there are no more than 67 living Family Members in four generations. J.H. Hillman, Jr. and members of the Family have established approximately 38 trusts for the benefit of Family Members (together with any additional trusts for the exclusive benefit of Family Members, charitable organizations and Family Foundations, the "Family Trusts"), and approximately 17 charitable foundations created and funded by Family Members (together with any additional charitable organizations and foundations that may be created and funded by Family Members, the "Family Foundations"). The Company provides

[1] Step-children are treated as family members under certain SEC Rules, including 17 C.F.R. § 230.701(c)(3), and have been included as family members under certain prior "family office" and employee securities company exemptions granted under the Investment Company Act, *The Richardson Corp. et al.*, Rel. No. IC-16566 (Sept. 22, 1988) (Notice of Application) (including step-children among over 200 family members allowed to receive services from family office and own units of family investment company exempted under Section 6(c) of Investment Company Act); *GFINet Inc. and Magnetic Holdings International (DE) LLC,* Rel. No. IC-24857 (Feb. 13, 2001) (Notice of Application) (treating step-children as family members of employee allowed to be direct or beneficial owners through trusts of units of employee securities company). Under Pennsylvania law, as is the case in many states, step-children are considered children of the step-parent for many purposes, including estate tax law, *see* 72 Pa. Stat. § 9102 (defining "lineal descendants" to include step-children and step-descendents), workers compensation insurance law, *see* 77 Pa. Stat. §§ 561, 562 (defining "children" of decedents who are eligible to receive workers compensation death benefits to include step-children), and victim's rights laws, *see* 18 Pa. Stat. § 11.103, and step-children commonly are defined as relatives of the insured under standard forms of insurance policies approved by the Pennsylvania insurance commissioner. *See, e.g., Progressive Northern Co. v. Troy*, 76 Pa. D&C 4th 425, 428, 2005 WL 4436047 (Pa. Ct. Comm. Pl. Aug. 24, 2005) (reciting insurance policy definition of "relative," to include a step-child); *American States Ins. Co. v. Braheem*, 918 A.2d 750, 751 (Pa. Super. 2007) (undisputed that policy covered step-child of insured as family member).

investment advisory services to: (i) Family Members; (ii) Family Trusts; (iii) Family Foundations; and (iv) entities wholly-owned by Family Members, Family Trusts and Family Foundations (collectively, the "Clients" or "Family Clients"). The Company has a department that coordinates the services of a Family Office for Family Clients. The Company supervises the affairs of Client accounts with aggregate assets in excess of $30 million The Company's primary activity is managing its own assets, but as an incident to that, it also provides advice to Clients.[2]

The Company currently provides its services directly to its Clients, using the Company's officers, directors and employees acting in their capacities as such. In the future, the Company may also provide investment advisory services to Clients under the same conditions and in a manner consistent with this application through one or more wholly-owned subsidiary companies through the subsidiary's or the Company's officers, directors or employees acting in their capacities as such.

The Company and the Clients own a variety of different types of investments, including such things as real estate, natural resources, publicly traded stocks, bonds, venture capital and other private equity, and also own or invest in operating businesses. With a staff of approximately 55 persons, the Company manages some, but not all of, the financial resources of the multi-generational Family. The mission of the Company is to provide innovative stewardship of the unique resources of its Clients, serving the financial and personal needs of the Family and its future generations, and representing the Family and its

[2] The Company also identifies (almost always private) investment opportunities that it does not wish to pursue solely for investment by the Company but that it believes may be of interest to its stockholders (Family Trusts and Family Members), and will communicate those opportunities to Family Members, who are offered the opportunity to invest in approximate proportion to the percentage of the Company owned by that particular branch of the Family. The Company charges a fee over time (generally in arrears) for administering private

members as a gatekeeper. The services provided by the Company include facilitation of and assistance in estate planning; risk management; legal services; personnel functions; preparation and analysis of financial statements and financial planning packages; trust administration; record keeping; tax planning, reconciliation, and compliance; investment assistance, review, monitoring, and administration; implementation of investment decisions made by Clients; partnership administration; and coordination of professional relationships with accountants, attorneys, investment advisers, custodians, and others as needed. Many of the services provided by the Company to Clients consist of administrative services that are not the provision of advice about securities. Some of the services provided by the Company to Clients are investment advisory services, including advice on asset allocations among securities, categories of investments, investment funds and investment managers, and monitoring and recommendations regarding third-party investment managers. Underlying many of these responsibilities is the furnishing of information to permit Clients to make asset allocation decisions and the provision of federal and state tax advice.[3]

All of the individual Family Clients are closely related by birth, marriage, or adoption, and all of the entity Clients, other than Family Foundations, are wholly-owned and controlled by or for the benefit of Family Members, and in the case of trusts, were created for the benefit of Family Members, charitable organizations and Family Foundations. The

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equity and real estate investments of this nature by Clients based upon a percentage of assets. The Company may also invest in certain of these investment opportunities alongside Clients.

[3] The Company has a range of qualified and non-qualified employee benefit, pension and retirement plans, for which it does not charge advisory or other fees. The Company understands that its plans and employees will not be considered advisory clients as a result of these programs, and does not request that the order address such plans. *See, e.g.*, Employer-Sponsors of Defined Benefit Pension Plans (Staff Letters dated Feb. 22, 1996 and Dec. 5, 1995); Welfare Fund Pension Plan, (Staff Letter dated May 2, 1976) (due to unique nature of employment relationship, employer or employer affiliate is not subject to Advisers Act registration for management of employee-sponsored benefit plan assets without additional compensation).

Company has not provided, and will not provide, any of its investment advisory services to the general public.

The fees paid by Clients cover only a portion of the salaries and expenses of the Company. The Family Office department of the Company does not operate as a profit center for the Company.

III. REQUEST FOR AN ORDER

Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities . . . ." While the Company's Family Office activities include administrative activities other than providing investment advice, some aspects of the Company's services are considered "investment advice" under Commission precedents, and the internal portfolio investment operations of the Company as the vehicle through which a large portion of the Family assets are held and invested on a discretionary basis might under some circumstances be viewed as investment advice.

Section 203(b) of the Advisers Act provides several exceptions from registration that would not apply to the Company with any degree of certainty.

Specifically, the first exception, for "intrastate" investment advisers, is not available to the Company because not all of the Company's Clients are residents of Pennsylvania; in any event, the Company would have to limit its investment advisory activities to unlisted securities, a restriction that could prove to be unacceptable from a fiduciary perspective, because it would sharply limit asset diversification considerations in the future.

The second exception is not available to the Company because none of the Company's Clients is an insurance company.

The third exception, for "private" investment advisers with fewer than fifteen clients, would not be available if the Company were required to consider and count as separate Clients each Family Client. The application of the counting regime under the provisions of Rule 203(b)(3)-1 (17 C.F.R. § 275.203(b)(3)-1) to the large number of complex multi-generational Family Trusts and the Family Foundations established and owned by or for Family Members (some of which may be trusts beneficially owned by Family Members in more than one Family household), as well as the mixture of advisory and non-advisory services provided to Clients, present some degree of uncertainty as to the number of advisory clients the Company might be deemed to have.

The fourth exception is not available to the Company because it is neither a charitable organization, as defined in Section 3(c)(10)(D) of the Company Act, nor a trustee, director, officer, employee, or volunteer of such a charitable organization.

The fifth exception is not available to the Company because it is not a plan described in Section 414(e) of the Internal Revenue Code of 1986, a person or entity eligible to establish and maintain such a plan, or a trustee, director, officer, or employee of or volunteer of any such plan or person.

The sixth exception is not available to the Company because it is not an investment adviser registered with the Commodity Futures Trading Commission.

Last, because the Company supervises aggregate Client assets in excess of $30 million under a program of regular and continuous supervision of certain of its Client accounts, the Company is not prohibited from registering with the Commission under Section 203A(a) of the Advisers Act.

Therefore, if the Company were found to be within the definition of investment adviser, it would appear that it could be required to register under Section 203(c) of the Advisers Act, notwithstanding the facts that: (i) the Company does not hold itself out to the public as an investment adviser, (ii) the Company's Family Office investment advisory activities make up a relatively small portion of the services that its employees perform, (iii) the payments received by the Company from Clients cover only a portion of its salaries and other expenses and are not expected to generate a profit, and (iv) a large portion of the Company's employees' time that is spent on "Family Office" tasks for the Clients would generally not be considered investment advisory in nature, and the Company will not offer its services to anyone other than its Clients. The Company requests, instead, that the Commission issue it an Order pursuant to Section 202(a)(11)(G) declaring it not to be a person within the intent of the Advisers Act and declaring each wholly-owned subsidiary of the Company a majority of the members of the governing board of which is comprised of Family Members and the activities and Clients of which are limited to the activities and Clients discussed herein in respect of the Company and each of its and their respective officers, directors, board members and employees acting within the scope of their capacities as such, to be a person not within the intent of the Advisers Act.

IV. DISCUSSION

A. The Company's Advice is Incidental to the Management of its Own Portfolio and to Administrative, Trust and Family Office Services

The Company provides investment advice through its Family Office services to Clients on proposed investments only in the context of the services described above, for its Clients. The Company believes that its activities are well out of the mainstream of the types of advisory services provided by most investment advisory firms that provide services to the general public.

Second, the Company generally does not have investment discretion over its family office Clients' investments.[4] In short, its Clients (other than Family Trusts and Family Foundations) make their own investment decisions (or hire third-party investment managers to make investment decisions) based only in part on the services performed and information provided by the Company. The Company provides investment advice only to the extent it is incorporated within and an incident to the trust, administrative and family office services described above.

Third, the Company's investment advisory activities constitute a small portion of the Company's overall activities. The Company believes that the relatively small part that its investment advisory activities comprise in the total mix of proprietary investing for the Company's own account, family office, legal, risk management, personnel, trust, tax-planning and administrative services performed for the Clients must be taken into account in determining whether its services to Clients require registration under the Advisers Act.

[4] In certain cases, Company personnel serve as trustees or co-trustees of Family Trusts. The trust instruments in these cases may provide investment discretion to the trustees, which may be shared with co-trustees who are family members, non-related persons, or banks or trust companies.

B. <u>The Company Does Not Hold Itself Out to the Public as an Investment Adviser</u>

The Company does not hold itself out to the public as an investment adviser. Specifically, the name of the Company, which does not itself suggest investment advisory services, is not listed in any telephone book as an "investment adviser" nor advertised in any telephone "yellow pages" book and appears only by name on the index of tenants located in the lobby of its building. The Company does not engage in any advertising, it does not attend investment management-related conferences as a vendor, and it does not conduct any marketing activities for its advisory or family office services whatsoever. Outside of Family Members and those who provide services to the Company and its Clients—such as its fund managers, investment bankers, venture capitalists, commercial bankers (including those offering services without necessarily being retained), accountants, and lawyers—the Company does not believe that members of the investing public are aware of the advisory services that the Company provides.

Second, the payments that the Company receives for its services to the Clients cover payments for Family Office, trust, legal, risk management, personnel, tax compliance, administrative, accounting, support, and oversight functions, rather than simply investment advice. The portion of the charges for activities that include "investment advice" relates in large part to the provision of both the gatekeeper function for Clients in reviewing the activities of third-party investment managers and assistance in federal tax matters involved in the process of the Clients making estate and annual tax planning decisions involving investments, as well as the administration, reporting, coordination and implementation of such decisions. The Company does not derive its profits from fee income and charges fees to Family Members in a manner designed essentially to cover a portion of the costs of providing the Family office services of the Company. The Company's situation, then, is clearly distinguishable from: (i) a broker-dealer that charges a brokerage commission when effecting securities transactions that are related to giving investment advice; (ii) an insurance agent who receives a sales commission when a client pays a premium to acquire insurance that is related to the giving of investment advice; or (iii) a financial planner who may be paid a flat fee for designing an estate plan that is related to the giving of investment advice. In each of those situations, the receipt of investment advisory income can be inferred from the event and the isolated nature of the payment for investment advisory services rendered. By contrast, the Company receives payments from its Clients for all of the services that it renders, only a portion of which could be characterized as investment advisory in nature.

Third, the Company's principal activities do not involve providing investment advice to Clients. As discussed above, by far the largest portion of the Company's activities involve managing the proprietary investments of the Company itself, and to a lesser extent in providing Family Office administrative services to the Clients that do not involve investment advice.

C. There is No Public Interest in Requiring the Company to Register under the Advisers Act

The Company is a private organization that was formed long ago as an operating company to conduct the Family's business operations. Over time, many of the operating businesses were divested and the Company evolved into a holding company for the Family's wealth and invested capital, which are now focused on a variety of private equity, real estate, natural resources, and other public and private investments. The Company's family office activities arose as an incident to the Company's proprietary investment activities. The

Company is owned -- directly by Family Members and indirectly through Family Trusts -- exclusively by the Family to which it provides services. The Company has no and in the future will have no investment advisory clients other than Family Clients. There are no public clients in the sense of retail investors or institutional clients. Indeed, the types of services provided to the Clients are significantly different in type and amplitude from the services regularly performed by an investment adviser for retail investors or institutional customers. By the same token, very few retail or institutional investors would be willing to receive the narrowly focused investment advice provided by the Company and use that for making their own investment decisions. The Company's services are shaped and tailored to the needs of its Clients, not to the needs of the retail public or institutions. That is why the Company does not exercise investment discretion over any of the investments made by its Clients.

The Company will not solicit or accept clients from the retail or institutional public. The Company was organized long ago for the benefit of the Family and that is expected to remain its exclusive mission.

V. PRECEDENT

The relief requested in this Application is substantially similar to that granted by the Commission in at least eleven other instances. *In the Matter of Gates Capital Partners, LLC and Bear Creek, Inc.*, Advisers Act Release No. 2599 (Mar. 20, 2007) (limited liability company and corporation, all of the stock of which was held by or for the benefit of members of a single family and which furnished investment advisory services to the same family and entities established and owned by that family and senior personnel of family office); _In the Matter of Adler Management, L.L.C.,_ Advisers Act Release No. 2508 (April 14, 2006) (limited liability company, all of the stock of which was held by or for the benefit of members of a single family and which furnished investment advisory services to the same family and entities established by that family); _In the Matter of Riverton Management, Inc._, Advisers Act Release No. 2471 (Jan. 6, 2006) (corporation, all of the stock of which was held by or for the benefit of members of a single family and which furnished investment advisory services to the same family and entities established by that family); _In the Matter of Parkland Management Company, L.L.C._, Advisers Act Release No. 2369 (March 22, 2005) (limited liability company, all of the stock of which was held by or for the benefit of members of a single family and which furnished investment advisory services to the same family and entities established by that family); _In the Matter of Longview Management Group LLC_, Advisers Act Release No. 2013 (Feb. 7, 2002) (limited liability company that serves as a family office for members of a single family created to conduct the investment affairs and manage the assets of that family); _In the Matter of Kamilche Company_, Advisers Act Release No. 1970 (Aug. 27, 2001) (corporation that provides family office functions for members of a multi-generational family and the trusts, foundations, partnerships, limited liability companies and other entities created by that family); _In the Matter of Bear Creek Inc._, Advisers Act Release No. 1935 (April 4, 2001) (corporation, all of the stock of which was held in trust for the benefit of members of a single family and which furnished investment advisory services to trusts created by and for the benefit of the same family); _In the Matter of Moreland Management Company_, Advisers Act Release No. 1705 (March 10, 1998) (corporation, all of the stock of which was held in trust for the benefit of members of a single family and which furnished investment advisory services to trusts created by and for the benefit of the same family, and to the trusts, foundations, partnerships, and other entities created by such family, or by the trust, to serve as vehicles for investments); *In the Matter of Donner Estates, Inc.*, Advisers Act Release No. 21 (November 3, 1941) (corporation, all of the stock of which was held in trust for the benefit of members of a single family and which furnished investment advisory services to trust created by and for the benefit of the same family, and to a charitable trust and a charitable corporation created by a member of such family); *In the Matter of The Pitcairn Company*, Advisers Act Release No. 52 (March 2, 1949) (corporation, whose business consists of holding, investing, and reinvesting its funds for a family all of whom are the spouses, descendants, or spouses of descendants of three brothers); and *In the Matter of Roosevelt & Son*, Advisers Act Release No. 54 (August 31, 1949) (general partnership, organized to manage and supervise investments in real and personal property for the account of the firm and for the estates and trusts in which various members of the family have an interest or are beneficiaries).

Each of the above Commission orders under Section 202(a)(11)(G) of the Advisers Act shares certain characteristics in common with the Company's Application. Each involves a company, owned directly or indirectly through trusts or a family holding company by members of a single extended family, and operating as a "family office" for that family, often in several generations, with more than fifteen members. Each company provides administrative, tax, and gatekeeper or "manager-of-manager" type functions in the review and oversight of third-party professionals (including investment managers) to provide services to members of the family, and most either are, or are affiliated with, a legacy family holding company dating back several generations through which a large portion of the family's assets are held and invested. In most of the cases, the advisory services were minimal and incidental to the non-advisory services, although in one order, *In the Matter of Longview Management Group, LLC*, it appears that a primary function of the family office was to provide investment management services. Each of the more recent Commission orders appears to involve a company supervising aggregate client assets in excess of the exclusive federal registration threshold of Section 203A of the Advisers Act. None of the companies that has received any of the prior orders holds itself out to the public as an investment adviser or accepts clients that are not part of or closely associated with the family.[5] Several of the orders involve companies that are, or are affiliated with, a private family investment company (in trust, corporate, partnership or limited liability company form) that invests as principal a substantial portion of the family's assets, in much the same manner as the Company. *In the Matter of Longview Management Group, LLC*; *In the Matter of Kamilche Company*; *In the Matter of Moreland Management Company*.

As in those prior orders under Section 202(a)(11)(G) of the Advisers Act, the Company is a private company that provides "family office" services to members of one family. The Company is owned and controlled by the Family, and does not hold itself out to the public as an investment adviser and does not have clients that are not associated with the Family. The Company's services are narrowly tailored to the needs of Clients. The Company does not provide the type of investment advice normally associated with retail or

[5] Certain of the orders involve family offices that provide certain services to charitable organizations and foundations established by family members, *see In the Matter of Moreland Management Company*, Rel. IA-1705 (Mar. 10, 1998), as well as to a broader extended family than currently serviced by the Company, and long-time current or retired employees of the family. *See, e.g. In the Matter of Longview Management Company, LLC*. *Cf. In the Matter of Bessemer Securities Company, et al.* Rel. No. IC-22420 (Dec. 30, 1996) (exemption from the Company Act issued pursuant to Section 6(c) of the Company Act to a private family investment company, including limited ownership interests in certain current and former employees); Company Act § 2(a)(51)(A)(ii) (family company as qualified purchaser can include interests owned by charitable organizations and foundations); 17 C.F.R. § 270.3c-5 ("knowledgeable employees" as permitted investors in Company Act Sections 3(c)(1) and 3(c)(7) exempt private investment funds).

institutional investment advisory firms that provide services to the public. As a result there is no need to apply the Advisers Act to the activities of the Company. To require the Company to become registered as an investment adviser with the Commission or state securities regulators[6] would be inappropriate and not in the best interests of the Family or the public. Moreover, the Family's desire for privacy with respect to its finances and affairs would be compromised by the public availability of information regarding the Company and its assets under management and supervision, if the Company were to become registered under the Advisers Act. No useful purpose would be served by requiring the Company to register under the Advisers Act, and registration could significantly and adversely affect the ability of the Company to engage in the efficient administration of the assets of Clients.

The Company believes that the issuance of an order under Section 202(a)(11)(G) of the Advisers Act is fully justified and is in the public's interest.

[6] We understand that by operation of Section 203A(b)(1)(B), an exemptive order from the Commission under Section 202(a)(11)(G) will also exempt the Company from state investment adviser registration.

VI. PROPOSED CONDITIONS ON THE REQUESTED ORDER

The Company agrees that any order granting the requested relief will be subject to the following conditions:

1. The Company (and any subsidiary relying on the Order) will at all times offer and provide investment advisory services only to Family Clients and the Company will not hold itself out to the public as an investment adviser.

2. A majority of the members of the Company's board of directors (and of the governing board of any subsidiary relying on the Order) will at all times be Family Members. In the event of the death, removal or resignation of a Family Member director that results temporarily in less than a majority of the members of the Company's board of directors being Family Members, the Company will promptly act to restore the Family Member majority to its board of directors.

3. The Company (and any subsidiary relying on the Order) will at all times be directly or indirectly owned entirely by (or for the benefit of through trusts) one or more Family Members.

VII. PROCEDURAL MATTERS

Pursuant to Rule 0-4(f) under the Advisers Act, the Company states that its address is indicated on the first page of this Application. The Applicant further states that all written or oral communications concerning this Application should be directed to:

David F. Freeman, Jr., Esquire
Arnold & Porter, LLP
555 Twelfth Street, N.W.
Washington, D.C. 20004
(202) 942-5745

with a copy to

Russell W. Ayres, III, Esquire
Vice President and Associate General Counsel
The Hillman Company
330 Grant Street, Suite 1900
Pittsburgh, PA 15219

All requirements for the execution and filing of this Application on behalf of the Company have been complied with in accordance with the Articles of Incorporation and By-Laws of the Company, and the undersigned officer of the Company is fully authorized to execute this Application. The board of directors of the Company has adopted the Resolution attached as Exhibit A authorizing the filing of this Application. The Verification required by Rule 0-4(d) under the Advisers Act is attached as Exhibit B and the Proposed Notice of the proceeding initiated by the filing of this Application, required by Rule 0-4(g) under the Advisers Act, is attached as Exhibit C.

VIII. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, the Company respectfully requests that the Commission issue an Order under Section 202(a)(11)(G) of the Advisers Act declaring it not to be a person within the intent of the Advisers Act, and declaring each wholly-owned subsidiary of the Company whose activities and Clients are limited to the activities and Clients discussed herein in respect of the Company and each of its and their respective officers, directors and employees acting within the scope of their capacities as such, to be a person not within the intent of the Advisers Act. The Company submits that the Order is necessary and appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Advisers Act.

AUTHORIZATION AND SIGNATURE

All requirements of the Articles of Incorporation and By-Laws of The Hillman Company have been complied with in connection with the execution and filing of this Application. The Hillman Company, by a resolution duly adopted by its Board of Directors as of February 21, 2008 (a certified copy of which resolution is attached as Exhibit A to this Application) has authorized the making of this Application. Such resolutions continue to be in force and have not been revoked through the date hereof. The Hillman Company has caused the undersigned to sign Application on its behalf in the City of Pittsburgh, County of Allegheny, Pennsylvania on this 16th day of June, 2008.

THE HILLMAN COMPANY

By: Marian F. Dietrich
Marian F. Dietrich
Vice President
Legal and Risk Management

Attest: Carol J. C. Riley

EXHIBIT A

THE HILLMAN COMPANY

The undersigned hereby certifies that she is the Vice President Legal and Risk Management of The Hillman Company, and further certifies that the following resolution was duly adopted by its Board of Directors on February 21, 2008, and is still in full force and effect.

RESOLVED, that any appropriate officer of The Hillman Company be, and each of the officers is, hereby severally authorized and directed to prepare and execute on behalf of The Hillman Company and to file with the Securities and Exchange Commission (''SEC") pursuant to Section 202(a)(11)(G) of the Investment Advisers Act of 1940 ("Advisers Act") an amended and restated exemptive application for an order declaring The Hillman Company to be a person not within the intent of the Advisers Act.

IN WITNESS WHEREOF, I hereunto set my hand, this 16th day of June, 2008.

By:

Marian F. Dietrich
Vice President
Legal and Risk Management

EXHIBIT B

VERIFICATION

COMMONWEALTH OF PENNSYLVANIA)
COUNTY OF ALLEGHENY) : ss
CITY OF PITTSBURGH)

The undersigned being duly sworn deposes and says that she has duly executed the attached Second Amended and Restated Application dated June 16, 2008 (the "Application"), for and on behalf of The Hillman Company (the "Company"); that she is the Vice President Legal and Risk Management of the Company; and that all action by shareholders, directors, and other bodies necessary to authorize deponent to execute and file such Application has been taken. Deponent further says that she is familiar with the Application, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

THE HILLMAN COMPANY

By: [signature]
Marian F. Dietrich
Vice President
Legal and Risk Management

On the 16th day of June, 2008, before me, [signature], the undersigned Notary Public, personally appeared Marian F. Dietrich, personally known to me to be the person whose name is subscribed to the within instrument, and acknowledged that she executed it.

Witness my hand and official seal. [signature]

My commission expires____________________.

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Ann L. Shields, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Aug. 22, 2010
Member, Pennsylvania Association of Notaries

EXHIBIT C - **PROPOSED NOTICE**

SECURITIES AND EXCHANGE COMMISSION

Investment Advisers Act Release No. ; ________________

Action: Notice of Application for Exemption Under the Investment Advisers Act of 1940 (the "Advisers Act").

Applicant: The Hillman Company (the "Company").

Relevant Advisers Act Sections: Exemption requested under Section 202(a)(11)(G) from Section 202(a)(11).

Summary of Application: The Company requests an order declaring neither it, nor any of its wholly-owned subsidiaries, nor any of its or their respective officers, directors, governing board members, or employees acting with the scope of his or her employment is a person within the intent of Section 202(a)(11), which defines the term "investment adviser."

Filing Dates: The application was filed on June 30, 2005 and was amended and restated on February 28, 2008, and further amended and restated on June __, 2008.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Securities and Exchange Commission (the "SEC") orders a hearing. Interested persons may request a hearing by writing to the SEC's Secretary and serving the Company with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on ____________________, 2008, and should be accompanied by proof of service on the Company, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the SEC's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549, The Hillman Company, c/o David F. Freeman, Jr., Esquire, Arnold & Porter, LLP, 555 Twelfth Street, N.W., Washington, D.C. 20004.

For Further Information Contact: David W. Blass, Assistant Director, or Matthew N. Goldin, Attorney-Adviser, at (202) 551-6787(Division of Investment Management, Office of Investment Adviser Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the SEC's Public Reference Branch.

The Company's Representations:

1. The Company's predecessor corporation, Brandon Land Company, was organized as a Pennsylvania corporation in 1946.

2. All of the Company's outstanding stock is owned directly by, or for the exclusive benefit of, the lineal descendents of J.H. Hillman, Jr., and their spouses (including widows and widowers), adopted children, and step-children (the "Family Members").

3. The Company is a private investment company that as an incident to its proprietary investment operations also serves as the family office for the Family Members. The Company's clients (and those of its subsidiaries) consist exclusively of: (i) the Family Members, (ii) the trusts, partnerships, corporations, limited liability companies, and other entities created by or for the benefit of Family Members (all of which are wholly-owned, directly or indirectly, by or for the benefit exclusively of Family Members, charitable organizations and foundations), and (iii) charitable organizations and foundations created by and administered under the direction of the Family Members (collectively, the "Family Clients"). The Company also invests as principal in private equity, real estate, natural resources, and other public and private investments.

4. The Company provides family office services including: facilitation of and assistance in estate planning; preparation and analysis of financial statements and financial planning packages; trust administration; legal services; personnel services; risk management; record keeping; tax planning, reconciliation, preparation, and compliance; investment assistance, review, monitoring, and administration; implementation of investment decisions made by Family Clients; partnership administration; and coordination of professional relationships with accountants, attorneys, investment advisers, custodians, and others, as needed. The Company currently has approximately 55 employees. The fees paid to the Company by the Family Clients cover only a portion of the salaries and expenses of the Company.

5. The Company states that it does not hold itself out to the public as an investment adviser. The Company states that its name, which does not itself suggest investment advisory services, is not listed as an investment adviser in any telephone book or on the Internet, and appears on the index of tenants located in the lobby of its building without any reference to investment advisory services. The Company represents that it does not engage in any advertising, attend investment management-related conferences as a vendor, or conduct any marketing activities.

6. The Company states that its investment advisory activities constitute a small portion of, and are incidental to, its overall activities. The Company states that its principal activities are not providing investment advice, and that the largest portion of its activities involve its own proprietary investing and to a lesser extent providing administrative services that are not primarily investment advisory in nature to Family Clients.

The Company's Legal Analysis:

1. Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities . . . ." Section 202(a)(11)(G) of the Advisers Act authorizes the SEC to exclude from the definition of "investment adviser" persons that are not within the intent of Section 202(a)(11) of the Advisers Act.

2. The Company asserts that it is not excluded from the definition of "investment adviser" under Section 202(a)(11)(A)-(F) of the Advisers Act.

3. Section 203(a) of the Advisers Act requires investment advisers to register with the SEC. Section 203(b) of the Advisers Act provides exemptions from this registration requirement.

4. The Company asserts that it will no longer qualify for any of the exemptions provided by Section 203(b).

5. The Company requests that the SEC declare the Company and each wholly-owned subsidiary of the Company a majority of the members of the governing board of which is comprised of Family Members and the activities and Clients of which are limited to the activities and Clients discussed herein in respect of the Company and each of its and their respective officers, directors, board members and employees acting within the scope of their capacities as such to be a person not within the intent of Section 202(a)(11).

6. The Company asserts that there is no public interest in requiring it to be registered under the Advisers Act. The Company states that it is a private organization that was formed to be a family office for the Family Members. The Company represents that all of its clients are Family Clients. The Company states that it has no public clients, such as retail investors or institutional clients, and that it will not solicit or accept clients from the retail or institutional public. The Company asserts that serving the Family Clients is its exclusive mission.

The Company's Conditions for Reliance on the Requested Order:

The Company agrees that any order granting the requested relief will be subject to the following conditions:

1. The Company (and any subsidiary relying on the Order) will at all times offer and provide investment advisory services only to Family Clients and the Company will not hold itself out to the public as an investment adviser.

2. A majority of the members of the Company's board of directors (and of the governing board of any subsidiary relying on the Order) will at all times be Family Members. In the event of the death, removal or resignation of a Family Member director that results temporarily in less than a majority of the members of the Company's board of directors being Family Members, the Company will promptly act to restore the Family Member majority to its board of directors.

3. The Company (and any subsidiary relying on the Order) will at all times be directly or indirectly owned entirely by (or through trusts for the benefit of) one or more Family Members.

For the SEC, by the Division of Investment Management, under delegated authority.

____
Secretary

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